AM 3/8/2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

05037577

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASHINGTON, DC SECTION

SEC FILE NUMBER
8- 48230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Manhattanville Road
(No. and Street)

Purchase (City) NY (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Dunham (201) 557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm of Knight Capital Markets LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Capital Markets LLC for the year ended December 31, 2004 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

Thomas M Joyce

Thomas M. Joyce
Chief Executive Officer

John B. Howard

John B. Howard
Senior Managing Director and
Chief Financial Officer

Sharon Gautier Lopez

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires February 7, 2006

Knight Capital Markets LLC

Statement of Financial Condition
December 31, 2004

Knight Capital Markets LLC
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Knight Capital Markets LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Capital Markets LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 18, 2005

Knight Capital Markets LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 66,329,432
Securities owned, held at clearing broker, at market value	103,869,725
Receivable from brokers, dealers and clearing organizations	58,015,273
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $9,761,135	2,438,299
Goodwill	13,092,501
Other assets	3,320,897
Total assets	$ 247,066,127
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at market value	$ 105,693,816
Accrued compensation expense	1,982,607
Payable to brokers, dealers and clearing organizations	1,685,275
Payable to affiliates	56,334,600
Accrued expenses and other liabilities	703,526
Total liabilities	166,399,824
Commitments and contingent liabilities (Notes 6 and 11)	
Member's equity	80,666,303
Total liabilities and member's equity	$ 247,066,127

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Knight Capital Markets LLC, (the "Company"), a Delaware limited liability company, operates as a market maker in the over-the-counter market for equity securities that are listed on the New York and American Stock Exchanges ("listed securities"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's sole member is Knight/Trimark, Inc., whose ultimate parent is Knight Trading Group, Inc. ("KTG").

2. Significant Accounting Policies

Cash Equivalents
Cash equivalents represent money market accounts which are payable on demand. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market Making Activities
Securities owned and securities sold, not yet purchased, which primarily consist of listed equity securities, are carried at market value and are recorded on a trade date basis. All of the inventory at December 31, 2004 is held at a clearing broker and can be sold or pledged.

Goodwill and Intangible Assets
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*. Under this standard, goodwill is not amortized but is tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Other
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2004 consist of the following:

	Receivable	Payable
Receivable from clearing broker	$ 57,884,716	-
Clearance, execution and other fees	130,557	$ 1,310,324
Payments for order flow	-	374,951
	$ 58,015,273	$ 1,685,275

4. Goodwill

Under SFAS 142, goodwill is tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. In June 2004, the Company tested for the impairment of goodwill and concluded that there was no impairment.

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are composed of the following:

Computer hardware and software	$ 9,209,049
Leasehold improvements	1,640,082
Telephone system	1,002,779
Furniture and fixtures	347,524
	12,199,434
Less: Accumulated depreciation and amortization	(9,761,135)
	$ 2,438,299

6. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to the Consumer Price Index.

Future minimum rental commitments under the office leases are as follows:

		Total
Year ending December 31,		
2005	$	491,110
2006		451,085
2007		508,783
2008		512,627
2009		503,658
Thereafter through 2012		715,329
	$	3,182,592

7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. One customer accounted for approximately 12.2% of the Company's U.S. equity dollar value traded.

8. Employee Benefit Plans

KTG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant options for the purchase of shares of KTG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. Restricted stock awards generally vest over 3 years. KTG has the right to fully vest employees in their option grants and restricted stock awards upon retirement and in certain other circumstances.

9. Related Party Transactions

The Company pays an affiliate a fee to manage an investment portfolio.

Corporate overhead expenses are allocated to the Company by KTG based on direct usage, headcount or percentage of net capital depending on the source of the expense.

The Company pays an affiliate a fee for certain execution costs.

The Company receives a fee from an affiliate for certain costs associated with the operation of a disaster recovery site.

In the normal course of business, the Company makes short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. At December 31, 2004 there were no loans receivable.

In addition, the Company borrowed funds from affiliates during 2004 at a rate approximating its borrowing rate. At December 31, 2004 the loan balance, payable on demand, and included in Payable to affiliates on the Statement of Financial Condition amounted to $51.0 million.

10. Income Taxes

The results of the Company's operations are included in KTG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax asset at December 31, 2004 of $2,137,614 is included in Other Assets. The deferred tax asset is attributable to differences in the book and tax bases of the Company's goodwill, fixed assets and other assets, as well as deferred compensation.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of listed securities, substantially all of the Company's listed securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis and is therefore exempt from Rule 15c3-3. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate certain of the securities held on behalf of the Company. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

12. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2004, the Company had net capital of $36.9 million, which was $32.9 million in excess of its required net capital of $4.0 million.